Exhibit 3.1

ARTICLES OF AMENDMENT
TO
THIRD RESTATED ARTICLES OF INCORPORATION
OF
SELECT COMFORT CORPORATION

Pursuant to Minnesota Statutes, Section 302A.402, Subd. 3(b) and Section 302A.139

Select Comfort Corporation, a Minnesota corporation (the “Corporation”), certifies to the Minnesota Secretary of State as follows:

1.  Under the Corporation’s current Articles of Incorporation, the Corporation’s authorized capital stock consists of one-hundred million (100,000,000) shares of capital stock, ninety-five million (95,000,000) of which are designated as Common Stock, $0.01 par value, and five million (5,000,000) of which are Undesignated Preferred Stock, $0.01 par value. The Corporation presently has approximately 35,892,293 shares of Common Stock issued and outstanding and an aggregate of approximately 5,812,874 shares of Common Stock reserved for future issuance under the Corporation’s stock plans and outstanding warrants to purchase the Corporation’s shares. The Corporation presently has no shares of Undesignated Preferred Stock issued and outstanding.

2.  On May 10, 2006, the Board of Directors of the Corporation, acting pursuant to Minnesota Statutes, Section 302A.402, authorized and declared a 3-for-2 stock split of the Corporation’s outstanding Common Stock. Following such stock split, the Corporation would have approximately 53,838,439 shares of Common Stock issued and outstanding and an aggregate of approximately 8,719,311 shares of Common Stock reserved for future issuance under the Corporation’s stock plans and outstanding warrants to purchase the Corporation’s shares, or a total of 62,557,750 shares issued and outstanding and reserved for future issuance.

3.  Minnesota Statutes, Section 302A.402, Subd. 3(a) provides that in effecting a share division under that subsection, the board of directors of a corporation may amend the corporation’s articles of incorporation to increase the number of authorized shares. The Board of Directors of the Corporation has determined that in implementing the stock split referred to in Paragraph 2 above, it is in the best interests of the Corporation and its shareholders to increase the Corporation’s authorized Common Stock by amending the Corporation’s Articles of Incorporation in the manner hereinafter set forth.

4.  Pursuant to Minnesota Statutes, Section 302A.402, Subd. 3(b), the Corporation hereby certifies that:

(a)	The amendment set forth below will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation.

(b)
The amendment set forth below will not result in the percentage of authorized shares of any class or series that remains unissued after the stock split referred to above exceeding the percentage of authorized shares of that class or series that were unissued before such stock split.

5.  Pursuant to Minnesota Statutes, Section 302.139, the Corporation states that the name of the Corporation is Select Comfort Corporation; that the amendment set forth below has been adopted pursuant to Minnesota Statutes, Chapter 302A and, more specifically, has been adopted by the Board of Directors of the Corporation acting alone pursuant to Minnesota Statutes, Section 302A.402, Subd. 3; and that the amendment adopted is as follows:

Article III of the Corporation’s Third Restated Articles of Incorporation is hereby amended to read in its entirety as follows:

“The Corporation, through its Board of Directors, is authorized to issue up to one-hundred forty-seven million five hundred thousand (147,500,000) shares of capital stock, one-hundred forty-two million five hundred thousand (142,500,000) shares of which are designated as Common Stock, and five million (5,000,000) shares of which are designated as the "Undesignated Preferred Stock," and all of which shall have a par value of $0.01 per share.

The Undesignated Preferred Stock may be issued from time to time in one or more series. For each series, the Board of Directors must fix, prior to the issuance of any shares thereof, pursuant to the authority hereby expressly vested in it, a distinctive designation or title, the number of shares in each series, the voting powers (full, limited or no voting powers), the preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.”

6.  These Articles of Amendment shall become effective at 5:00 p.m. CDT on June 8, 2006.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by the officer named below on May 15, 2006

                        SELECT COMFORT CORPORATION

                        By:
                        Mark A. Kimball, Secretary